EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
3rd QUARTER EARNINGS

For more information regarding the content of this news release, please contact: Barbara Hasenstab 216-797-8798	*For Immediate Release* News Release No.: 04-11 Release Date: October 27, 2004

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES
SOLID THIRD QUARTER RESULTS

Cleveland, Ohio - October 27, 2004 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.20 per common share (basic and diluted) for the third quarter ended September 30, 2004 compared with a net loss of $0.26 per common share (basic and diluted) for the third quarter ended September 30, 2003.

Funds from operations (FFO) for the quarter increased 28 percent, to $0.23 per common share (basic and diluted) for the third quarter ended September 30, 2004 from $0.18 per common share (basic and diluted) for the third quarter ended September 30, 2003. A reconciliation of net income to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

The increase in FFO per share compared with the third quarter of 2003 reflects the following improvements:

- An increase of 3.2 percent in total revenues for the quarter, to $40,573,000 for the third quarter of 2004 from $39,326,000 for the third quarter of 2003;

- An increase of 7.1 percent in net operating income (NOI) from the Company's same store (market-rate) portfolio compared with the third quarter of 2003;

- An improvement of 3.7 percentage points in the operating margin for the Company's same store (market-rate) portfolio compared with the third quarter of 2003; and

- An increase of $0.06 per share in the contribution from the Company's same store (market-rate) portfolio. The actual contribution from the same store (market-rate) portfolio was $0.17 per share in the third quarter of 2004 compared with $0.11 per share in the third quarter of 2003.

Additional quarterly and year-to-date financial information, including segment detail and performance by region for the Company's same store portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com, or by clicking on the following link: http://www.snl.com/interactive/ir/corp.asp?iid=103102.

Same Store (Market-Rate) Portfolio

Revenues for the third quarter of 2004 from the Company's same store (market-rate) portfolio declined 0.7 percent, and total property operating expenses for the same store (market-rate) portfolio decreased 7.6 percent, resulting in a 7.1 percent increase in net operating income (NOI) compared with the third quarter of 2003. The decline in property operating expenses reflects decreases in controllable expenses, including: personnel, advertising and promotion, repairs and maintenance, and other operating expenses such as credit investigation costs. Utilities and real estate taxes were essentially flat.

The operating margin for the same store (market-rate) portfolio for the third quarter of 2004 improved 3.7 percentage points compared with the comparable period in 2003, primarily reflecting the Company's continued focus on controllable expenses.

For the third quarter, the average rent per unit for the same store (market-rate) properties increased 0.9 percent to $798, while the average net collected rent of $674 declined 0.4 percent per unit compared with the third quarter of 2003. Rent concessions averaged $554 per unit leased in the third quarter of 2004 compared with $418 per unit leased in the third quarter of 2003. Physical occupancy was 92.6 percent at the end of the quarter compared with 93.6 percent at the end of the third quarter of 2003.

Year to Date Performance

For the nine months ended September 30, 2004, net income was $0.05 per common share (basic and diluted) compared with a net loss of $0.80 per common share (basic and diluted) for the nine months ended September 30, 2003. The results for the first nine months of 2004 include a gain of approximately $0.50 per share from the sale of a property in the second quarter.

Funds from operations (FFO) for the first nine months of 2004 were $0.82 per common share (basic and diluted) compared with $0.49 per common share (basic and diluted) for the nine months ended September 30, 2003. The significant increase in FFO per share compared with the first nine months of 2003 consists primarily of the following:

- An increase of $0.28 per share in the contribution from the Company's same store (market-rate) portfolio. The actual contribution from the same store (market-rate) portfolio was $0.59 per share in the first nine months of 2004 compared with $0.31 per share in the first nine months of 2003;

- An increase of $0.06 per share in the contribution from the Company's management and service operations in the first nine months of 2004 compared with the comparable period of 2003, primarily from the Company's painting subsidiary; and

- An increase of 4.8 percent in total revenues, primarily related to an increase in revenue of $4,353,000 from the Company's painting subsidiary. Total revenues for the first nine months of 2004 were $120,896,000 compared with $115,338,000 for the first nine months of 2003.

A reconciliation of net income to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Acquisitions and Dispositions

The principal portion of the proceeds from the sale of College Towers, a 459-unit student housing apartment community located near Kent State University in Kent, Ohio, was invested in Courtney Chase Apartments, a newly constructed 288-unit apartment community located in Orlando, Florida.

Advisory Business

Effective October 17, the Company's subsidiary, MIG Realty Advisors, ceased providing asset and property management services for one of its advisory clients. Revenue recognized for this client for the nine-month period ended September 30, 2004 was $345,000, primarily related to one property located in Pittsburgh, Pennsylvania.

In addition, a 422-unit advisory client owned property located in Highlands Ranch, Colorado was sold last week. Revenue recognized for this property for the nine-month period ended September 30, 2004 was $245,000. Disposition fees of $202,000 from the sale of this property will be reflected in the Company's fourth quarter 2004 results.



Outlook

"Although the apartment business in most of our markets remains soft, we are pleased with the year-to-date improvements in our same store operating margins," said Jeffrey I. Friedman, President and CEO.

"We continue to expect to generate FFO on the high end of our previously stated range of $1.05 to $1.10 per share for the year 2004," said Friedman. "At these FFO levels, we would expect our 2004 funds available for distribution (FAD) to be in excess of $0.75 per share."

Preliminary FFO and FAD expectations for the year 2005 are estimated in the range of approximately $1.05 to $1.10 per share and in the range of approximately $0.71 to $0.76 per share, respectively, based on the following assumptions:

- A decrease of approximately $1.3 million, or approximately $0.07 per share, in management fees primarily attributable to the loss of certain advisory properties previously under management and the associated disposition fees earned;

- A decrease of approximately $1.3 million, or approximately $0.07 per share, from the Company's painting subsidiary as a result of the return to a more "normalized" level of activity for this business;

- Flat same store (market-rate) occupancy in the range of 92 to 93 percent;

- Same store (market-rate) revenue growth of approximately two percent for the Company's Midwest portfolio and approximately four percent for the Company's portfolios in all other markets;

- Expense increases of approximately two percent for the Company's entire same store (market-rate) portfolio;

- A one-point improvement in same store (market-rate) operating margins;

- A 150-basis point increase in the interest rate on the Company's floating rate debt; and

- Recurring capital expenditures of approximately $550 per unit.

Safe Harbor Statement

Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. In addition, this news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, preliminary expectations regarding the Company's 2005 performance, which are based on certain assumptions as noted in this news release. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party

ASSOCIATED ESTATES REALTY CORPORATION

management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments; the inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; and risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage.

Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT") headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company currently directly or indirectly owns, manages, or is a joint venture partner in 108 multifamily properties containing a total of 23,481 units located in 12 states.

ASSOCIATED ESTATES REALTY CORPORATION
3rd QUARTER EARNINGS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
ASSOCIATED ESTATES REALTY CORPORATION Financial Highlights (in thousands, except per share data)				
	2004	2003	2004	2003
Total revenue	$ 40,573	$ 39,326	$ 120,896	$ 115,338
Net (loss) income	(2,445)	(3,576)	5,042	(11,442)
Net (loss) income applicable to common shares [1]	(3,816)	(4,947)	929	(15,556)
Add: Depreciation - real estate assets	8,003	8,032	23,561	24,086
Depreciation - real estate assets - joint ventures	247	401	818	1,056
Amortization of joint venture deferred costs	9	21	(1)	50
Amortization of intangible assets	126	78	282	234
Less: Gain on disposition of properties	-	-	(9,682)	(450)
Funds from operations (FFO)[2]	4,569	3,585	15,907	9,420
Add: Depreciation - other assets	429	633	1,296	1,865
Depreciation - other assets - joint ventures	50	54	150	192
Amortization of deferred financing fees	263	288	800	876
Amortization of deferred financing fees - joint ventures	41	28	61	71
Less: Fixed asset additions	(2,965)	(3,471)	(5,999)	(6,530)
Fixed asset additions - joint ventures	(12)	(98)	(30)	(142)
Funds available for distribution (FAD) [3]	$ 2,375	$ 1,019	$ 12,185	$ 5,752
Per share:				
Net (loss) income applicable to common shares - Basic [1]	$ (0.20)	$ (0.26)	$ 0.05	$ (0.80)
Net (loss) income applicable to common shares - Diluted [1]	(0.20)	(0.26)	0.05	(0.80)
Funds from operations - Basic [2]	0.23	0.18	0.82	0.49
- Diluted [2]	0.23	0.18	0.82	0.49
Dividends per share	0.17	0.17	0.51	0.51
Weighted average shares outstanding - Basic	19,541	19,404	19,508	19,397
- Diluted	19,541	19,404	19,508	19,397

(1)   After dividends of $1,371, $1,371, $4,113 and $4,114, equivalent to $0.07, $0.07, $0.21 and $0.21 per common share, respectively, for the three and nine months ended September 30, 2004 and 2003, respectively, on the Company's 2,250,000 depositary shares each representing 1/10 of a share of 9-3/4% Class A Cumulative Redeemable Preferred Shares (the "Perpetual Preferred Shares").

(2)   The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

(3)   The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com